Exhibit 99.1

FEMSA Announces Fourth Quarter and Full Year 2021 Results

Monterrey, Mexico, February 28, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the fourth quarter and full year of 2021.

HIGHLIGHTS

•	Our results during 2020 were significantly impacted by the COVID-19 pandemic and the related changes in consumer mobility and behavior across markets. As we look at our 4Q21 results, the comparison base of 4Q20 is only a partial benchmark. Therefore, to facilitate the reader’s assessment of our business units’ performance in 4Q21, we provide the following table that includes variations versus 4Q19 as well.

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2021

Information includes figures in millions of Ps. and variations as change vs. respective period

	Revenues			Gross Profit			Income from Operations			Same-Store Sales
	4Q21	% var vs. 4Q20	% var vs. 4Q19	4Q21	% var vs. 4Q20	% var vs. 4Q19	4Q21	% var vs. 4Q20	% var vs. 4Q19	4Q21	% var vs. 4Q19
FEMSA CONSOLIDATED	151,542	16.3%	14.6%	59,912	15.18%	15.2%	15,509	18.0%	13.9%
FEMSA COMERCIO
Proximity Division	53,510	14.4%	11.6%	24,675	18.3%	17.0%	6,766	37.9%	15.1%	12.5%	4.4%
Health Division	18,581	7.3%	23.8%	5,738	7.2%	20.4%	928	10.1%	41.0%	5.7%	14.7%
Fuel Division (1)	11,065	30.2%	(9.6%)	1,562	20.9%	3.2%	435	31.4%	(17.3%)	23.3%	(14.7%)
LOGISTICS & DISTRIBUTION	14,603	N/A	N/A	3,187	N/A	N/A	578	N/A	N/A
COCA-COLA FEMSA	53,273	8.5%	3.0%	23,985	9.3%	4.6%	7,778	7.6%	22.0%

(1) variations vs. comparable results

Daniel Rodríguez Cofré, FEMSA’s CEO, commented:

“We closed the year on a strong note, with most of our operations delivering double-digit revenue and operating income growth relative to the comparable period of last year, but also to pre-pandemic levels. I believe there are a couple of positive messages from this performance. First, as the health situation continues to improve across markets, our consumers are increasingly returning to their normal habits and patterns, and we are fine-tuning our strategy and value propositions accordingly to remain ahead of the curve. Second, the hard work our teams carried out during the pandemic to reduce costs and increase efficiency, combined with positive operating leverage driven by sales growth, creates a powerful combination. We are seeing this in the form of material gross and operating margin expansion at several of our operations.

We also made significant progress on our retail Digital platforms, building and strengthening a dedicated organization, attracting the right talent, and launching OXXO Premia and Spin by OXXO in Mexico with encouraging early results. On the strategic and capital deployment front, in 2021 we made significant progress building our national specialized distribution platform across the United States, increasing our revenues in this operation by 46% during the year and more than 100% since our entry into the industry in mid-2020. And on the corporate governance front, as you probably read a few days ago, we listened to the market and are implementing a series of changes to our practices regarding the accountability, composition and functioning of our Board of Directors, moving FEMSA forward and already being well received.

I want to recognize our more than 320,000 colleagues across the continent, the best team in the business, because they make our company better, day after day, and year after year. Looking ahead, we have great momentum as the positive business trends extend into the new year. Every one of our operations is well positioned to drive growth, and we are excited by the opportunities and optionality available to us.”

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1

QUARTERLY RESULTS

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED

4Q21 Financial Summary

(Millions of Ps.)

	4Q21	4Q20	Var.		Org.
Revenues	151,542	130,329	16.3%		12.9%
Income from Operations	15,509	13,145	18.0%		17.0%
Income from Operations Margin (%)	10.2	10.1	10	bps
Operative Cash Flow (EBITDA)	23,446	20,938	12.0%		11.2%
Operative Cash Flow (EBITDA) Margin (%)	15.5	16.1	-60	bps
Net Income	10,100	730	N.S.

CONSOLIDATED NET DEBT

(Millions of Ps.)

As of December 31, 2021	Ps.	US$ [3]
Cash	97,407	4,748
Short-term debt	4,640	226
Long-term debt [4]	179,857	8,768
Net debt [4]	87,090	4,245

Total revenues increased 16.3% in 4Q21 compared to 4Q20, reflecting growth across our business units coupled with an undemanding comparison base for the quarter. On an organic1 basis, total revenues increased 12.9%.

Gross profit increased 15.2%. Gross margin decreased 40 basis points, mainly driven by a contraction at FEMSA Comercio’s Fuel Division, partially offset by an expansion at FEMSA Comercio’s Proximity Division and Coca-Cola FEMSA.

Income from operations increased 18.0%. On an organic1 basis, income from operations increased 17.0%. Consolidated operating margin increased 10 basis points to 10.2% of total revenues, reflecting margin expansion at FEMSA Comercio’s Proximity and Health Divisions, partially offset by a margin contraction at Coca-Cola FEMSA.

Our effective income tax rate was 32.2% in 4Q21 compared to 58.9% in 4Q20, which reflected unfavorable deferred tax adjustments in Coca-Cola FEMSA that were magnified by a decrease in our consolidated pre-tax income, during that quarter. Our income tax was Ps. 4,094 million in 4Q21.

Net consolidated income increased significantly to Ps. 10,100 million, driven by: i) higher income from operations; ii) a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso; iii) a decrease in net interest expenses; and iv) an increase in our participation in associates’ results, which mainly reflects the improved results of our investment in Heineken relative to 4Q20. This was partially offset by a decrease in non-operating income which reflects a demanding comparison base that included dividends received from our investment in JRD.

Net majority income was Ps. 1.88 per FEMSA Unit2 and US$0.92 per FEMSA ADS.

Capital expenditures amounted to Ps. 8,827 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for December 30, 2021 was 20.5140 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

February 28, 2022	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION

4Q21 Financial Summary

(Millions of Ps. except same-stores sales)

	4Q21	4Q20	Var.
Same-store sales (thousands of Ps.)	829	737	12.5%
Revenues	53,510	46,769	14.4%
Income from Operations	6,766	4,907	37.9%
Income from Operations Margin (%)	12.6	10.5	210	bps
Operative Cash Flow (EBITDA)	9,647	7,688	25.5%
Operative Cash Flow (EBITDA) Margin (%)	18.0	16.4	160	bps

Total revenues increased 14.4% in 4Q21 compared to 4Q20, reflecting a 12.5% average same-store sales increase, driven by a 10.4% growth in average customer ticket and an increase of 1.9% in store traffic. These figures reflect an undemanding comparison base, coupled with strong performance of the gathering category, including beer. During the quarter, OXXO’s store base expanded by 434 units to reach 865 total net new store openings for the last twelve months. As of December 31, 2021, FEMSA Comercio’s Proximity Division had a total of 20,431 OXXO stores.

Gross profit reached 46.1% of total revenues, reflecting more dynamic commercial income activity and promotional programs with our key supplier partners.

Income from operations amounted to 12.6% of total revenues, driven by higher operating leverage. Operating expenses increased 12.2% to Ps. 17,909 million, below revenues, reflecting enduring expense efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams and an demanding comparison base in 4Q20 that included extraordinary personnel expenses in connection with the COVID-19 pandemic.

February 28, 2022	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

4Q21 Financial Summary

(Millions of Ps. except same-stores sales)

	4Q21	4Q20	Var.
Same-store sales (thousands of Ps.)	1,387	1,313	5.7%
Revenues	18,581	17,319	7.3%
Income from Operations	928	843	10.1%
Income from Operations Margin (%)	5.0	4.9	10	bps
Operative Cash Flow (EBITDA)	1,810	1,773	2.1%
Operative Cash Flow (EBITDA) Margin (%)	9.7	10.2	-50	bps

Total revenues increased 7.3% in 4Q21 compared to 4Q20, mainly reflecting higher consumption in Chile coupled with positive trends in our Mexican and Colombian operations, partially offset by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 112 units reaching a total of 3,652 points of sale across its territories as of December 31, 2021. This figure reflects the addition of 284 net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 5.7%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 14.3% while same-store sales increased by 10.3%.

Gross profit represented 30.9% of total revenues, reflecting: i) higher institutional sales in our operations in Chile and Colombia; and ii) increased promotional activities in our operations in South America. These were offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico.

Income from operations amounted to 5.0% of total revenues. Operating expenses increased 6.7% to Ps. 4,810 million, below revenue growth, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

February 28, 2022	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

4Q21 Financial Summary

(Millions of Ps. except same-stations sales)

	4Q21	Comparable 4Q20(1)	Var.*		Reported 4Q20
Same-station sales (thousands of Ps.)	6,339	5,140	23.3%		5,140
Revenues	11,065	8,497	30.2%		8,485
Income from Operations	435	331	31.4%		212
Income from Operations Margin (%)	3.9	3.9	0	bps	2.5
Operative Cash Flow (EBITDA)	702	546	28.6%		428
Operative Cash Flow (EBITDA) Margin (%)	6.3	6.4	-10	bps	5.0

(1) Includes wholesale and distribution operations
*vs. Comparable Results

Total revenues increased 30.2% in 4Q21 compared to 4Q20, reflecting a 23.3% average same-station sales increase, driven by an 8.3% growth in the average volume and a 13.8% increase in the average price per liter. This reflects an undemanding comparison base which was affected by reduced vehicle mobility in connection with the COVID-19 pandemic. During the quarter, the Fuel Division added 1 station, reaching a total of 567 points of sale as of December 31, 2021. This figure reflects the addition of 9 total net new stations for the last twelve months.

Gross profit reached 14.1% of total revenues.

Income from operations amounted to 3.9% of total revenues. Operating expenses increased 17.3% to Ps. 1,127 million, below revenues, reflecting tight expense control and positive operating leverage.

February 28, 2022	5

Logistics and Distribution

LOGISTICS AND DISTRIBUTION

4Q21 Financial Summary

(Millions of Ps.)

4Q21
Revenues	14,603
Income from Operations	578
Income from Operations Margin (%)	4.0
Operative Cash Flow (EBITDA)	1,542
Operative Cash Flow (EBITDA) Margin (%)	10.6

Total revenues amounted to Ps. 14,603 million, reflecting stable demand dynamics in our operations in Latin America, coupled with a gradual recovery of some end-user segments in the United States.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 4.0% of total revenues. Operating expenses totaled Ps. 2,609 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

February 28, 2022	6

results FOR THE FULL YEAR OF 2021

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Full Year Financial Summary
(Millions of Ps.)

	2021	2020	Var.		Org.
Revenues	556,261	492,966	12.8%		9.4%
Income from Operations	51,993	41,503	25.3%		23.7%
Income from Operations Margin (%)	9.3	8.4	90	bps
Operative Cash Flow (EBITDA)	82,422	71,973	14.5%		13.0%
Operative Cash Flow (EBITDA) Margin (%)	14.8	14.6	20	bps
Net Income	37,678	3,756	N.S.

(1) Includes wholesale and distribution operations

Total revenues increased 12.8%. On an organic basis,1 total revenues increased 9.4% reflecting growth across all operations.

Gross profit increased 12.7%. Gross margin decreased 10 basis points to 38.4% of total revenues, reflecting gross margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division, offset by a contraction at FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 25.3%. On an organic basis,1 income from operations increased 23.7%. Our consolidated operating margin increased 90 basis points to 9.3% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Health Division, partially offset by a contraction at FEMSA Comercio’s Fuel Division.

Net consolidated income increased to Ps. 37,678 million, reflecting: i) higher income from operations at all our business units; ii) higher non-operating income; and iii) an increase in our participation in associates’ results, which mainly reflects the results of our investment in Heineken, including an exceptional gain recorded by Heineken during the 3Q21, reflecting a fair value adjustment from one of their investments.

Net majority income per FEMSA Unit2 was Ps.7.96 (US$3.88 per ADS).

Capital expenditures amounted to Ps. 24,055 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 30, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 28, 2022	7

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	778	722	7.7%
Revenues	198,586	181,277	9.5%
Income from Operations	18,387	12,020	53.0%
Income from Operations Margin (%)	9.3	6.6	270	bps
Operative Cash Flow (EBITDA)	29,704	23,333	27.3%
Operative Cash Flow (EBITDA) Margin (%)	15.0	12.9	210	bps

(1) Includes wholesale and distribution operations

Total revenues increased 9.5%. OXXO’s same-store sales increased an average of 7.7%, driven by a 10.2% increase in average customer ticket, partially offset by a 2.2% decrease in store traffic.

Gross profit reached 42.4% of total revenues.

Income from operations amounted to 9.3% of total revenues, reflecting an undemanding comparison base in 2020, driven by the COVID-19 pandemic. Operating expenses increased 5.7% to Ps. 65,809 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	1,382	1,262	9.5%
Revenues	73,027	65,172	12.1%
Income from Operations	3,762	2,656	41.6%
Income from Operations Margin (%)	5.2	4.1	110	bps
Operative Cash Flow (EBITDA)	7,228	6,227	16.1%
Operative Cash Flow (EBITDA) Margin (%)	9.9	9.6	30	bps

(1) Includes wholesale and distribution operations

Total revenues increased by 12.1%. Same-store sales for drugstores increased by an average of 9.5%, reflecting positive trends in our Mexican, Chilean and Colombian operations, partially offset by a still challenging economic environment in Ecuador, in connection with the COVID-19 pandemic.

Gross profit reached 29.8% of total revenues.

Income from operations amounted to 5.2% of total revenues. Operating expenses increased 6.2% to Ps. 17,974 million.

February 28, 2022	8

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Full Year Financial Summary
(Millions of Ps. except same-stations sales)

	2021	Comparable 2020(1)	Var.*		Reported 2020
Same-station sales (thousands of Ps.)	5,862	5,194	12.9%		5,194
Revenues	39,922	34,322	16.3%		34,292
Income from Operations	1,416	1,253	13.0%		813
Income from Operations Margin (%)	3.5	3.7	-20	bps	2.4
Operative Cash Flow (EBITDA)	2,402	2,140	12.2%		1,700
Operative Cash Flow (EBITDA) Margin (%)	6.0	6.2	-20	bps	5.0

(1) Includes wholesale and distribution operations

*vs. Comparable Results

Total revenues increased 16.3%. Same-station sales increased an average of 12.9%, reflecting a 12.0% increase in the average price per liter, partially offset by a 0.7% increase in average volume.

Gross profit reached 13.2% of total revenues.

Income from operations amounted to 3.5% of total revenues. Operating expenses increased 7.7% to Ps. 3,853 million.

Logistics and Distribution

LOGISTICS AND DISTRIBUTION
Full Year Financial Summary
(Millions of Ps.)

2021
Revenues	48,412
Income from Operations	2,132
Income from Operations Margin (%)	4.4
Operative Cash Flow (EBITDA)	4,961
Operative Cash Flow (EBITDA) Margin (%)	10.2

Total revenues amounted to Ps. 48,412 million, reflecting positive demand dynamics in our operations in Latin America, coupled with gradual recovery trends in the United States. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 4.4% of total revenues. Operating expenses totaled Ps. 8,438 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

February 28, 2022	9

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com.

RECENT DEVELOPMENTS

•	Starting in January 2022, FEMSA evolved and simplified its corporate structure to bring its key business units closer to FEMSA’s senior leadership. As a result, the following business units now report directly to FEMSA’s CEO:

o	FEMSA – Proximity Division, including OXXO Mexico, OXXO International, OXXO Gas, and other related retail operations.

o	FEMSA – Health Division, including all our drugstore and health-related operations in Mexico and South America.

o	FEMSA – Digital Division, including Spin by OXXO, OXXO Premia and other related initiatives.

o	FEMSA Negocios Estratégicos, which includes our Logistics & Distribution business, will continue to report directly to FEMSA’s CEO.

This corporate structure aligns with FEMSA’s priorities and business environment and will not modify our current disclosure structure.

•	Since October 2021, in addition to previously disclosed transactions, FEMSA through Envoy Solutions completed the following acquisitions in the United States, representing aggregated annual revenues of approximately US$90 million:

o	Super Chemical Corporation North Woods Manufacturing, Inc.
o	Valley Janitor Supply Co. Inc.
o	Swish White River Ltd.
o	General Chemical & Supply, Inc.
o	Weiss Bros of Hagerstown, Inc.
o	Bio-Shine, Inc.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2021 Conference Call will be held on: Monday, February 28, 2022, 9:30 AM Eastern Time (8:30 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0720; International: +1 (323) 701 0160; Conference Id: 6036296. The conference call will be webcast live through streaming audio. For details please visit https://femsa.gcs-web.com/.

If you are unable to participate live, the conference call audio will be available on Quarterly Results | FEMSA (gcs-web.com).

February 28, 2022	10

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and OXXO Gas, a chain of retail service stations. FEMSA’s Digital Division includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on December 30, 2021, which was 20.5140 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

eight pages of tables and Coca-Cola FEMSA’s press release to follow

February 28, 2022	11

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)
Total revenues	151,542	100.0	130,329	100.0	16.3	12.9	556,261	100.0	492,966	100.0	12.8	9.4
Cost of sales	91,630	60.5	78,312	60.1	17.0		342,548	61.6	303,313	61.5	12.9
Gross profit	59,912	39.5	52,017	39.9	15.2		213,713	38.4	189,653	38.5	12.7
Administrative expenses	7,876	5.2	6,836	5.2	15.2		27,219	4.9	22,988	4.7	18.4
Selling expenses	36,499	24.1	31,412	24.1	16.2		134,079	24.1	123,405	25.0	8.6
Other operating expenses (income), net (1)	28	-	624	0.5	(95.5)		422	0.1	1,757	0.4	(76.0)
Income from operations(2)	15,509	10.2	13,145	10.1	18.0	17.0	51,993	9.3	41,503	8.4	25.3	23.7
Other non-operating expenses (income)	341		(1,997)		(117.1)		(2,667)		7,656		(134.8)
Interest expense	4,186		5,005		(16.4)		16,938		17,516		(3.3)
Interest income	583		261		123.4		1,464		2,100		(30.3)
Interest expense, net	3,603		4,744		(24.1)		15,474		15,416		0.4
Foreign exchange loss (gain)	(779)		4,934		(115.8)		(1,314)		(385)		N.S.
Other financial expenses (income), net.	(389)		113		N.S.		(776)		(120)		N.S.
Financing expenses, net	2,435		9,791		(75.1)		13,384		14,911		(10.2)
Income before income tax and participation in associates results	12,733		5,351		138.0		41,276		18,936		118.0
Income tax	4,094		3,154		29.8		14,278		14,819		(3.7)
Participation in associates results(3)	1,461		(1,467)		(199.6)		10,680		(361)		N.S.
(Loss) Consolidated net income	10,100		730		N.S.		37,678		3,756		N.S.
Net majority income	6,717		(1,245)		N.S.		28,495		(1,930)		N.S.
Net minority income	3,383		1,975		71.3		9,183		5,686		61.5

Operative Cash Flow & CAPEX	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)
Income from operations	15,509	10.2	13,145	10.1	18.0	17.0	51,993	9.3	41,503	8.4	25.3	23.7
Depreciation	6,542	4.3	6,279	4.8	4.2		25,294	4.5	25,006	5.1	1.2
Amortization & other non-cash charges	1,395	1.0	1,514	1.2	(7.9)		5,134	1.0	5,464	1.1	(6.0)
Operative Cash Flow (EBITDA)	23,446	15.5	20,938	16.1	12.0	11.2	82,422	14.8	71,973	14.6	14.5	13.0
CAPEX	8,827		6,377		38.4		24,055		20,893		15.1

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

(4) At the end of the year, the CAPEX effectively paid is equivalent to $19,062M.

February 28, 2022	12

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dec-21	Dec-20	% Inc.
Cash and cash equivalents	97,407	107,624	(9.5)
Investments	24,415	662	N.S.
Accounts receivable	33,898	28,249	20.0
Inventories	50,896	44,034	15.6
Other current assets	24,102	20,700	16.4
Total current assets	230,718	201,269	14.6
Investments in shares	107,299	98,270	9.2
Property, plant and equipment, net	115,147	113,106	1.8
Right of use	56,994	54,747	4.1
Intangible assets (1)	158,138	155,501	1.7
Other assets	69,204	61,955	11.7
TOTAL ASSETS	737,500	684,848	7.7
LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,003	4,469	(55.2)
Current maturities of long-term debt	2,637	4,332	(39.1)
Interest payable	1,968	2,069	(4.9)
Current maturities of long-term leases	7,306	6,772	7.9
Operating liabilities	122,809	100,771	21.9
Total current liabilities	136,723	118,413	15.5
Long-term debt (2)	179,857	174,706	2.9
Long-term leases	55,048	51,536	6.8
Laboral obligations	7,600	7,253	4.8
Other liabilities	23,455	25,753	(8.9)
Total liabilities	402,683	377,661	6.6
Total stockholders’ equity	334,817	307,187	9.0
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	737,500	684,848	7.7

	December 31, 2021
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	37.9%	7.5%
U.S. Dollars	29.5%	3.1%
Euros	23.1%	1.1%
Colombian pesos	1.0%	5.3%
Argentine pesos	0.3%	41.0%
Brazilian reais	6.7%	8.7%
Chilean pesos	0.8%	3.9%
Uruguayan Pesos	0.8%	6.6%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	4.8%

Fixed rate (2)	90.1%
Variable rate (2)	9.9%

DEBT MATURITY PROFILE	2022	2023	2024	2025	2026	2027+
% of Total Debt	2.7%	5.4%	1.4%	1.1%	1.2%	88.3%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

February 28, 2022	13

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	53,510	100.0	46,769	100.0	14.4	198,586	100.0	181,277	100.0	9.5
Cost of sales	28,835	53.9	25,905	55.4	11.3	114,390	57.6	106,981	59.0	6.9
Gross profit	24,675	46.1	20,864	44.6	18.3	84,196	42.4	74,296	41.0	13.3
Administrative expenses	1,875	3.5	1,708	3.7	9.8	6,145	3.1	5,696	3.1	7.9
Selling expenses	16,115	30.2	14,160	30.2	13.8	59,542	29.9	56,030	31.0	6.3
Other operating expenses (income), net	(81)	(0.2)	89	0.2	(191.0)	122	0.1	550	0.3	(77.8)
Income from operations	6,766	12.6	4,907	10.5	37.9	18,387	9.3	12,020	6.6	53.0
Depreciation	2,693	5.0	2,560	5.5	5.2	10,454	5.3	10,265	5.7	1.8
Amortization & other non-cash charges	188	0.4	221	0.4	(14.9)	863	0.4	1,048	0.6	(17.7)
Operative cash flow (EBITDA)	9,647	18.0	7,688	16.4	25.5	29,704	15.0	23,333	12.9	27.3
CAPEX	1,946		1,219		59.6	7,179		6,907		3.9

Information of OXXO Stores
Total stores						20,431		19,566		4.4
Stores Mexico						20,121		19,295		4.3
Stores South America						310		271		14.4

Net new conveniences stores:
vs. Last quarter	434		(67)		N.S.
Year-to-date	865		236		N.S.
Last-twelve-months	865		236		266.5

Same-store data: (1)
Sales (thousands of pesos)	828.9		737.1		12.5	778.2		722.3		7.7
Traffic (thousands of transactions)	17.6		17.3		1.9	17.3		17.7		(2.2)
Ticket (pesos)	47.0		42.6		10.4	44.9		40.7		10.2

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

February 28, 2022	14

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	18,581	100.0	17,319	100.0	7.3	73,027	100.0	65,172	100.0	12.1
Cost of sales	12,843	69.1	11,966	69.1	7.3	51,291	70.2	45,597	70.0	12.5
Gross profit	5,738	30.9	5,353	30.9	7.2	21,736	29.8	19,575	30.0	11.0
Administrative expenses	906	4.9	849	4.9	6.7	3,255	4.5	3,314	5.1	(1.8)
Selling expenses	3,856	20.7	3,667	21.1	5.2	14,620	20.0	13,540	20.7	8.0
Other operating expenses (income), net	48	0.3	(6)	-	N.S.	99	0.1	65	0.1	52.3
Income from operations	928	5.0	843	4.9	10.1	3,762	5.2	2,656	4.1	41.6
Depreciation	721	3.9	781	4.5	(7.7)	2,864	3.9	2,968	4.6	-3.5
Amortization & other non-cash charges	161	0.8	149	0.8	8.1	602	0.8	603	0.9	(0.2)
Operative cash flow (EBITDA)	1,810	9.7	1,773	10.2	2.1	7,228	9.9	6,227	9.6	16.1
CAPEX	1,041		632		64.7	2,049		1,694		21.0

Information of Stores
Total Stores						3,652		3,368		8.4
Stores Mexico						1,428		1,331		7.3
Stores South America						2,224		2,037		9.2

Net new stores:
vs. Last quarter	112		119		(5.9)
Year-to-date	284		207		37.2
Last-twelve-months	284		207		37.2

Same-store data: (1)
Sales (thousands of pesos)	1,387.1		1,312.5		5.7	1,381.6		1,261.7		9.5

(1) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

February 28, 2022	15

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the fourth quarter of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	11,065	100.0	8,497	100.0	30.2	8,485	100.0	30.4
Cost of sales	9,503	85.9	7,205	84.8	31.9	7,354	86.7	29.2
Gross profit	1,562	14.1	1,292	15.2	20.9	1,131	13.3	38.1
Administrative expenses	78	0.7	74	0.9	5.4	74	0.9	5.4
Selling expenses	1,051	9.5	884	10.4	18.9	842	9.9	24.8
Other operating expenses (income), net	(2)	-	3	-	(166.7)	3	-	(166.7)
Income from operations	435	3.9	331	3.9	31.4	212	2.5	105.2
Depreciation	250	2.3	208	2.4	20.2	208	2.5	20.2
Amortization & other non-cash charges	17	0.1	7	0.1	142.9	8	-	112.5
Operative cash flow (EBITDA)	702	6.3	546	6.4	28.6	428	5.0	64.0
CAPEX	34		212		(83.8)	212		(83.8)

Information of OXXO GAS Service Stations
Total service stations	567		558		1.6
Net new service stations
vs. Last quarter	1		7		(100.0)
Year-to-date	9		13		(30.8)
Last-twelve-months	9		13		(30.8)

Volume (million of liters) total stations	564		516		9.3

Same-stations data: (1)
Sales (thousands of pesos)	6,338.8		5,139.8		23.3
Volume (thousands of liters)	338.4		312.3		8.3
Average price per liter	18.7		16.5		13.8

(A) Unaudited consolidated financial information

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the twelve months of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	39,922	100.0	34,322	100.0	16.3	34,292	100.0	16.4
Cost of sales	34,653	86.8	29,493	85.9	17.5	29,992	87.5	15.5
Gross profit	5,269	13.2	4,829	14.1	9.1	4,300	12.5	22.5
Administrative expenses	290	0.7	252	0.7	15.1	252	0.7	15.1
Selling expenses	3,571	9.0	3,315	9.7	7.7	3,226	9.4	10.7
Other operating expenses (income), net	(8)	-	9	-	(188.9)	9	-	(188.9)
Income from operations	1,416	3.5	1,253	3.7	13.0	813	2.4	74.2
Depreciation	966	2.4	856	2.5	12.9	856	2.5	12.9
Amortization & other non-cash charges	20	0.1	31	-	(35.5)	31	0.1	(35.5)
Operative cash flow (EBITDA)	2,402	6.0	2,140	6.2	12.2	1,700	5.0	41.3
CAPEX	243		549		(55.7)	549		(55.7)

Information of OXXO GAS Service Stations
Total service stations	567		558		1.6
Net new service stations
vs. Last quarter	1		7		(100.0)
Year-to-date	9		13		(30.8)
Last-twelve-months	9		13		(30.8)

Volume (million of liters) total stations	2,103		2,066		1.8

Same-stations data: (1)
Sales (thousands of pesos)	5,861.8		5,193.5		12.9
Volume (thousands of liters)	315.7		313.4		0.7
Average price per liter	18.6		16.6		12.0

(A) Unaudited consolidated financial information

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

February 28, 2022	16

Logistics & Distribution
Results of Operations
Millions of Pesos

	For the fourth quarter of:		For the twelve months of:
	2021	% of rev.	2021	% of rev.
Total revenues	14,603	100.0	48,412	100.0
Cost of sales	11,416	78.2	37,843	78.2
Gross profit	3,187	21.8	10,569	21.8
Administrative expenses	1,301	8.9	4,533	9.4
Selling expenses	1,465	10.0	4,060	8.3
Other operating expenses (income), net	(157)	(1.1)	(155)	(0.3)
Income from operations	578	4.0	2,132	4.4
Depreciation	552	3.8	1,859	3.8
Amortization & other non-cash charges	412	2.8	970	2.0
Operative cash flow (EBITDA)	1,542	10.6	4,961	10.2
CAPEX	124		557

February 28, 2022	17

Coca-Cola FEMSA
Results of Operations
Millones of pesos

	For the fourth quarter of:					For the twelve months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	53,273	100.0	49,116	100.0	8.5	194,804	100.0	183,615	100.0	6.1
Cost of sales	29,288	55.0	27,177	55.3	7.8	106,206	54.5	100,804	54.9	5.4
Gross profit	23,985	45.0	21,939	44.7	9.3	88,598	45.5	82,811	45.1	7.0
Administrative expenses	2,232	4.2	2,119	4.3	5.3	9,012	4.6	7,891	4.3	14.2
Selling expenses	13,672	25.6	12,256	25.0	11.6	51,709	26.6	48,554	26.5	6.5
Other operating expenses (income), net	303	0.6	335	0.7	(9.6)	475	0.2	1,123	0.6	(57.7)
Income from operations	7,778	14.6	7,229	14.7	7.6	27,402	14.1	25,243	13.7	8.6
Depreciation	2,277	4.3	2,204	4.5	3.3	8,949	4.6	9,011	4.9	(0.7)
Amortization & other non-cash charges	593	1.1	565	1.2	5.0	2,498	1.2	3,091	1.7	(19.2)
Operative cash flow (EBITDA)	10,648	20.0	9,998	20.4	6.5	38,849	19.9	37,345	20.3	4.0
CAPEX	5,668		4,118		37.7	13,865		10,354		33.9

Sales volumes
(Millions of unit cases)
Mexico and Central America	531.8	55.9	495.0	54.9	7.4	2,057.9	59.5	1,991.7	60.6	3.3
South America	147.4	15.5	131.8	14.6	11.8	496.8	14.4	429.8	13.1	15.6
Brazil	272.1	28.6	275.4	30.5	(1.2)	903.2	26.1	862.9	26.3	4.7
Total	951.3	100.0	902.2	100.0	5.5	3,457.9	100.0	3,284.4	100.0	5.3

February 28, 2022	18

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
			Dec -21		Dec-20
	4Q 2021	LTM (1) Dec-21	Per USD	Per MXN	Per USD	Per MXN
Mexico	2.42%	7.36%	20.58	1.0000	19.95	1.0000
Colombia	1.54%	5.62%	3,981.16	0.0052	3,432.50	0.0058
Brazil	3.80%	10.06%	5.58	3.6885	5.20	3.8387
Argentina	11.07%	50.94%	102.72	0.2004	84.15	0.2371
Chile	3.69%	7.17%	850.25	0.0242	711.24	0.0280
Euro Zone	1.86%	4.97%	0.89	23.2463	0.81	24.5213

(1) LTM = Last twelve months.

February 28, 2022	19

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2021 Results

Mexico City, February 24, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces its results for the fourth quarter and the full year of 2021.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 5.4%, driven mainly by volume growth in Mexico, Central America, Colombia, Argentina, and Uruguay, partially offset by a slight volume decline in Brazil. Total volumes increased 6.9% versus our 2019 baseline.
•	Total revenues increased 8.5%, while comparable revenues increased 10.5%, driven by our pricing initiatives, volume growth, and favorable price-mix effects. This increase was partially offset by a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues increased 3.0% versus the same period of 2019.
•	Operating income increased 7.6%, while comparable operating income increased 8.0%, driven mainly by an increase in our top-line and favorable hedging initiatives, coupled with the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by unfavorable raw material prices and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Operating income increased 22.1% as compared to the same period of 2019.

•	Majority net income increased 82.8%, driven mainly by solid operating results, coupled with the one-time recognition of a favorable deferred tax credit in Brazil and a decrease in comprehensive financial result during the quarter.

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Total volumes increased 5.3%, driven by a recovery in all of our countries as a result of solid execution, coupled with economic reopening and increased mobility across our markets. Total volumes increased 2.6% versus our 2019 baseline.
•	Total revenues increased 6.1%, while comparable revenues increased 11.1%, driven by volume growth, our pricing initiatives, and favorable price-mix effects, partially offset by a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues remained flat versus 2019.
•	Operating income increased 8.6%, while comparable operating income increased 11.8%. This increase was driven mainly by an increase in our gross profit and favorable hedging initiatives, coupled with the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. These effects were partially offset by an increase in raw material prices and the normalization of certain operating expenses. As compared to 2019, our operating income increased 7.8%.
•	Earnings per share[1] were Ps. 0.93 (Earnings per unit were Ps. 7.48, and per ADS were Ps. 74.77.).

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR OF 2021

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2021	FY 2021	4Q 2021	FY 2021	4Q 2021	FY 2021	4Q 2021	FY 2021
	Consolidated	8.5%	6.1%	9.3%	7.0%	7.6%	8.6%	82.8%	52.4%
As Reported	Mexico & Central America	13.7%	8.4%	9.1%	8.4%	2.6%	8.1%
	South America	2.0%	2.8%	9.6%	4.4%	18.6%	9.5%

	Consolidated	10.5%	11.1%	11.0%	11.3%	8.0%	11.8%
Comparable (2)	Mexico & Central America	13.7%	9.7%	9.1%	9.6%	2.4%	8.9%
	South America	6.4%	13.1%	14.2%	14.7%	20.6%	18.7%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our full-year 2021 results reflect our business’s resilience and our ability to deliver accelerated results. Driven by the unwavering commitment of our teams to execute the right strategies across our markets, our volumes increased in all of our territories, resulting in consolidated volume growth of 5.3% year on year and 2.6% versus 2019. Notably, our revenues and our operating income grew 6.1% and 8.6%, respectively, for an operating income margin expansion of 30 basis points—all in the face of a dynamic raw material and supply chain environment.

Moreover, we achieved significant strategic milestones during the year; we strengthened our partnership with The Coca-Cola Company, accelerated the rollout of our digital capabilities, and capitalized on value-enhancing acquisition opportunities. Looking ahead, we are confident that we have the right vision and strategy to continue transforming our company and delivering sustainable long-term value for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 20 of 35

RECENT DEVELOPMENTS

•	On November 3, 2021, Coca-Cola FEMSA paid the second installment of the 2020 dividend approved for Ps. 0.63 per share (equivalent to Ps. 5.04 per unit).

•	On December 17, 2021, Coca-Cola FEMSA, S.A.B. de C.V announced that its Brazilian subsidiary Spal Industria Brasileira de Bebidas S.A. (“Spal”) reached an agreement to acquire 100% of Brazilian Coca-Cola bottler, CVI Refrigerantes Ltda. (“CVI”). The parties agreed to an all-cash transaction for an enterprise value of R$632.5 million. The transaction was successfully closed on January 24, 2022. With the acquisition of CVI, Coca-Cola FEMSA bolsters its leadership position in the region to reach 52% of the Coca-Cola System’s volume in Brazil. The Company adds to its operation one bottling facility and three distribution centers that serve more than 13 thousand points of sale and more than 2.8 million consumers.

•	On January 25, 2022, Coca-cola FEMSA announced the construction of a new recycling plant together with ALPLA México, S.A. de C.V. (“ALPLA”), known as “PLANETA” (Planta Nueva Ecologia de Tabasco), to bolster the circular economy in the south and southeast regions of Mexico. The plant will be built in the state of Tabasco and will have a joint investment between Coca-Cola FEMSA and ALPLA of more than US$60 million. The plant is expected to start operations during the first quarter of 2023.

•	On February 8, 2022, Coca-Cola FEMSA announced that it became the only Mexico-based company in the beverage sector to be included in the S&P Global Sustainability Yearbook 2022 for the second consecutive year due to its high performance in the S&P Global Corporate Sustainability Assessment (CSA). The Company was ranked within the top 15% of leading companies in sustainability under S&P Global’s proprietary annual evaluation of the environmental, social, economic, and corporate governance dimensions of more than 7,000 companies around the world.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 21 of 35

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	53,273	49,116	8.5%	10.5%
Gross profit	23,985	21,939	9.3%	11.0%
Operating income	7,778	7,229	7.6%	8.0%
Operating cash flow (2)	10,648	9,998	6.5%	7.5%

Volume increased 5.4% to 951.3 million unit cases, driven mainly by volume growth in Mexico, Central America, Colombia, Argentina and Uruguay. This increase was partially offset by a slight volume decline in Brazil. Consolidated volume increased 6.9% versus our 2019 baseline.

Total revenues increased 8.5% to Ps. 53,273 million. This increase was driven mainly by our pricing initiatives, coupled with favorable price-mix effects and volume growth. These effects were partially offset by unfavorable currency translation effects from some of our operating currencies into Mexican Pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. On a comparable basis, total revenues would have increased 10.5%. Total revenues increased 3.0% versus the same period of 2019.

Gross profit increased 9.3% to Ps. 23,985 million, and gross margin expanded 30 basis points to 45.0%. This increase was driven mainly by our raw material hedging strategies, coupled with revenue management initiatives and the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. These effects were partially offset by the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs and higher concentrate costs in Mexico. On a comparable basis, gross profit would have increased 11.0%. Gross profit increased 4.6% versus the fourth quarter of 2019.

Operating income increased 7.6% to Ps. 7,778 million, and operating margin contracted 10 basis points to 14.6%. This operating income increase was driven mainly by favorable top-line performance, partially offset by the normalization of certain operating expenses such as labor, and maintenance related to the reopening and increased mobility across our operations. On a comparable basis, operating income would have increased 8.0%. Our operating income increased 22.1% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 22 of 35

Comprehensive financing result recorded an expense of Ps. 748 million, compared to an expense of Ps. 1,777 million in the same period of 2020.

This quarter, the Company had a reduction in interest expense, net, as compared to the same period of 2020, as we recognized an increase in our interest income related to an increase in interest rates in Brazil. This decrease was partially offset by an increase in interest expenses.

Moreover, we recorded a foreign exchange gain of Ps. 79 million as compared to a foreign exchange loss of Ps. 346 million recorded during the same period of 2020, as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the quarter.

In addition, the Company recorded a gain of Ps. 269 million in monetary position in inflationary subsidiaries as compared to a gain of Ps. 123 million during the same period of 2020. Finally, we recorded a gain in financial instruments of Ps. 131 million, driven mainly by a market value gain recognized during this quarter, as compared to a loss of Ps. 214 million recorded during the same period of 2020.

Income tax as a percentage of income before taxes was 14.1% as compared to 36.3% during the same period of the previous year. This decrease was driven mainly by the one-time effect of the recognition of a favorable deferred tax credit in Brazil and the unfavorable deferred tax adjustments in Mexico that impacted the same period of 2020.

Net income attributable to equity holders of the company reached Ps. 5,809 million as compared to Ps. 3,177 million during the same period of the previous year, driven mainly by a lower consolidated tax rate, coupled with a decrease in comprehensive financial results and solid operating results. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.77, and earnings per ADS were Ps. 27.65.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 23 of 35

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2021	FY 2020	Δ%	Δ%
Total revenues	194,804	183,615	6.1%	11.1%
Gross profit	88,598	82,811	7.0%	11.3%
Operating income	27,402	25,243	8.6%	11.8%
Operating cash flow (2)	38,849	37,345	4.0%	7.8%

Volume increased 5.3% to 3,457.9 million unit cases in the full year of 2021 as compared to the same period of 2020, driven by volume growth across all of our operations resulting from our solid execution, coupled with gradual recoveries and increases in mobility. Consolidated volume increased 2.6% as compared to our 2019 baseline.

Total revenues increased 6.1% to Ps. 194,804 million in the full year of 2021 as compared to the same period of 2020, driven by volume growth, our pricing initiatives, and favorable price-mix effects. This increase was partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos, and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, during the same period of 2020, we recorded non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 11.1%. Total revenues increased 0.2% versus 2019.

Gross profit increased 7.0% to Ps. 88,598 million in the full year of 2021 as compared to the same period of 2020, and gross margin expanded 40 basis points to 45.5%. Favorable price-mix effects, our raw material hedging strategies, and the positive effect of the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil were partially offset by: i) higher raw material prices; ii) higher concentrate costs in Mexico; iii) and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 11.3%. Gross profit increased 1.2% versus 2019.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 24 of 35

Operating income increased 8.6% to Ps. 27,402 million in the full year of 2021 as compared to the same period of 2020, and operating margin expanded 30 basis points to 14.1%. This increase was mainly driven by a solid gross profit performance partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations. On a comparable basis, operating income would have increased 11.8%. Our operating income increased 7.8% versus our 2019 baseline.

Comprehensive financing result recorded an expense of Ps. 4,219 million during the full year of 2021 compared to an expense of Ps. 6,678 million in the same period of 2020.

Interest expense, net, recorded a decrease during the year, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the re-payment of short-term financings and the re-payment of a Mexican Peso-denominated bond. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

Moreover, we recorded a foreign exchange gain of Ps. 227 million as compared to a foreign exchange gain of Ps. 4 million recorded during the same period of 2020, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a gain in monetary position in inflationary subsidiaries of Ps. 734 million as compared to a gain of Ps. 376 million recorded during the same period of 2020.

Finally, we recorded a gain in financial instruments of Ps. 80 million, driven mainly by a market value gain recognized during this year as compared to a loss of Ps. 212 million.

Income tax as a percentage of income before taxes was 28.9% as compared to 33.8% for the previous year. This decrease was driven by the one-time effect of a favorable deferred tax credit in Brazil recognized in 2021, and deferred tax adjustments in Mexico that were recognized during the fourth quarter of 2020.

Net income attributable to equity holders of the company reached Ps. 15,708 million in the full year of 2021 as compared to Ps. 10,307 million during the same period of the previous year. Earnings per share1 were Ps. 0.93 (Earnings per unit were Ps. 7.48, and earnings per ADS were Ps. 74.77.).

56

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 25 of 35

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	30,792	27,073	13.7%	13.7%
Gross profit	14,918	13,670	9.1%	9.1%
Operating income	5,083	4,956	2.6%	2.4%
Operating cash flow (2)	6,835	6,612	3.4%	3.3%

Volume increased 7.4% to 531.8 million unit cases, driven mainly by strong volume growth in Mexico, 14.1% volume growth in Guatemala, and 19.8% volume growth in Central America South, as a result of economic reopening and mobility increases across our territories. Volume increased 4.9% versus our 2019 baseline.

Total revenues increased 13.7% to Ps. 30,792 million, driven mainly by volume growth and favorable price-mix effects, coupled with pricing and revenue management initiatives. On a comparable basis, total revenues would have also increased 13.7%. Total revenues grew 13.0% versus the same period of 2019.

Gross profit increased 9.1% to Ps. 14,918 million, and gross margin contracted 210 basis points to 48.4%. This margin decrease was driven mainly by an increase in raw material costs, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by our raw material hedging strategies and favorable price-mix effects. On a comparable basis, gross profit would have also increased 9.1%. Gross profit increased 14.3% versus our 2019 baseline.

Operating income increased 2.6% to Ps. 5,083 million in the fourth quarter of 2021, and operating margin contracted 180 basis points to 16.5% during the period. This effect was driven mainly by the normalization of certain operating expenses such as labor and maintenance as compared to the same period of 2020, partially offset by certain operating expense efficiencies. On a comparable basis, operating income would have increased 2.4%. Our operating income increased 44.2% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 26 of 35

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2021	4Q 2020	Δ%	Δ%
Total revenues	22,481	22,043	2.0%	6.4%
Gross profit	9,066	8,269	9.6%	14.2%
Operating income	2,695	2,273	18.6%	20.6%
Operating cash flow (2)	3,813	3,385	12.6%	15.9%

Volume increased 3.0% to 419.6 million unit cases, driven mainly by 16.2% volume growth in Colombia, 5.8% in Argentina, and 7.2% in Uruguay. This increase was partially offset by a slight volume decline of 1.2% in Brazil. Volume increased 9.6% versus our 2019 baseline.

Total revenues increased 2.0% to Ps. 22,481 million, driven by volume growth and pricing and revenue management initiatives, coupled with favorable price-mix effects. This increase was partially offset by a reduction in beer revenues as a result of the partial transition of our beer portfolio in Brazil, coupled with unfavorable currency translation effects resulting from the depreciation of most of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, total revenues would have increased 6.4%. Total revenues declined 8.2% versus the same period of 2019.

Gross profit increased 9.6% to Ps. 9,066 million, and gross margin expanded 280 basis points to 40.3%, driven mainly by favorable price-mix effects, our raw material hedging strategies, and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. This increase was partially offset by the depreciation of the average exchange rate of all our operating currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 14.2%. Gross profit decreased 8.2% versus our 2019 baseline

Operating income increased 18.6% to Ps. 2,695 million in the fourth quarter of 2021, resulting in a margin expansion of 170 basis points to 12.0%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth, partially offset by the transition of our beer portfolio in Brazil. On a comparable basis, operating income would have increased 20.6%. Operating income decreased 5.4% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 27 of 35

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 28 of 35

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 29 of 35

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,564.3		4,924.5		13.0%	13.0%	19,490.9		17,397.7		12.0%	12.0%
Volume (million unit cases)	951.3		902.181		5.4%	5.4%	3,457.8		3,284.3		5.3%	5.3%
Average price per unit case	54.31		49.83		9.0%		52.99		50.63		4.7%
Net revenues	53,092		49,022		8.3%		193,899		181,520		6.8%
Other operating revenues	181		93		93.3%		905		2,095		-56.8%
Total revenues (2)	53,273	100.0%	49,116	100.0%	8.5%	10.5%	194,804	100.0%	183,615	100.0%	6.1%	11.1%
Cost of goods sold	29,288	55.0%	27,177	55.3%	7.8%		106,206	54.5%	100,804	54.9%	5.4%
Gross profit	23,985	45.0%	21,939	44.7%	9.3%	11.0%	88,598	45.5%	82,811	45.1%	7.0%	11.3%
Operating expenses	15,905	29.9%	14,375	29.3%	10.6%		60,721	31.2%	56,444	30.7%	7.6%
Other operative expenses, net	323	0.6%	230	0.5%	40.4%		560	0.3%	748	0.4%	-25.2%
Operative equity method (gain) loss in associates(3)	(20)	0.0%	105	0.2%	NA		(85)	0.0%	375	0.2%	NA
Operating income (5)	7,778	14.6%	7,229	14.7%	7.6%	8.0%	27,402	14.1%	25,243	13.7%	8.6%	11.8%
Other non operative expenses, net	30	0.1%	59	0.1%	NA		247	0.1%	2,862	1.6%	NA
Non Operative equity method (gain) loss in associates (4)	(54)	-0.1%	18	0.0%	NA		(3)	0.0%	(94)	-0.1%	NA
Interest expense	1,592		1,543		3.2%		6,192		7,894		-21.6%
Interest income	365		203		79.9%		932		1,048		-11.1%
Interest expense, net	1,227		1,340		-8.4%		5,260		6,845		-23.2%
Foreign exchange loss (gain)	(79)		346		NA		(227)		(4)		NA
Loss (gain) on monetary position in inflationary subsidiries	(270)		(123)		118.3%		(734)		(376)		95.4%
Market value (gain) loss on financial instruments	(131)		214		-161.1%		(80)		212		NA
Comprehensive financing result	748		1,777		-57.9%		4,219		6,678		-36.8%
Income before taxes	7,053		5,375		31.2%		22,940		15,796		45.2%
Income taxes	978		1,997		-51.0%		6,609		5,428		21.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,076		3,378		79.9%		16,331		10,368		57.5%
Net income attributable to equity holders of the company	5,809	10.9%	3,177	6.5%	82.8%		15,708	8.1%	10,307	5.6%	52.4%
Non-controlling interest	267	0.5%	201	0.4%	NA		623	0.3%	61	0.0%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,778	14.6%	7,229	14.7%	7.6%		27,402	14.1%	25,243	13.7%	8.6%
Depreciation	2,277		2,204		3.3%		8,946		9,011		-0.7%
Amortization and other operative non-cash charges	593		565		5.0%		2,501		3,091		-19.1%
Operating cash flow (5)(6)	10,648	20.0%	9,998	20.4%	6.5%	7.5%	38,849	19.9%	37,345	20.3%	4.0%	7.8%
CAPEX	5,681		4,118		38.0%		13,865		10,354		33.9%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, Leão Alimentos, and Estrella Azul, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	For the full year total CAPEX effectively paid was Ps. 9,989 million pesos.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 30 of 35

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,816.4		2,486.6		13.3%	13.3%	10,610.0		9,838.4		7.8%	7.8%
Volume (million unit cases)	531.8		495.0		7.4%	7.4%	2,057.9		1,991.7		3.3%	3.3%
Average price per unit case	57.85		54.63		5.9%		56.24		53.57		5.0%
Net revenues	30,765		27,041				115,731		106,704
Other operating revenues	26		32				63		79
Total Revenues (2)	30,792	100.0%	27,073	100.0%	13.7%	13.7%	115,794	100.0%	106,783	100.0%	8.4%	9.7%
Cost of goods sold	15,873	51.6%	13,403	49.5%			58,428	50.5%	53,877	50.5%
Gross profit	14,918	48.4%	13,670	50.5%	9.1%	9.1%	57,366	49.5%	52,906	49.5%	8.4%	9.6%
Operating expenses	9,666	31.4%	8,584	31.7%			38,049	32.9%	34,629	32.4%
Other operative expenses, net	203	0.7%	56	0.2%			615	0.5%	666	0.6%
Operative equity method (gain) loss in associates (3)	(34)	-0.1%	74	0.3%			(140)	-0.1%	188	0.2%
Operating income (4)	5,083	16.5%	4,956	18.3%	2.6%	2.4%	18,841	16.3%	17,423	16.3%	8.1%	8.9%
Depreciation, amortization & other operating non-cash charges	1,753	5.7%	1,656	6.1%			7,040	6.1%	7,451	7.0%
Operating cash flow (4)(5)	6,835	22.2%	6,612	24.4%	3.4%	3.3%	25,881	22.4%	24,873	23.3%	4.1%	5.1%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,747.9		2,438.0		12.7%	12.7%	8,880.9		7,559.2		17.5%	17.5%
Volume (million unit cases)	419.6		407.2		3.0%	3.0%	1,400.0		1,292.7		8.3%	8.3%
Average price per unit case	49.81		44.00		13.2%		48.21		46.09		4.6%
Net revenues	22,327		21,981				78,168		74,815
Other operating revenues	154		62				841		2,016
Total Revenues (2)	22,481	100.0%	22,043	100.0%	2.0%	6.4%	79,010	100.0%	76,831	100.0%	2.8%	13.1%
Cost of goods sold	13,415	59.7%	13,774	62.5%			47,778	60.5%	46,927	61.1%
Gross profit	9,066	40.3%	8,269	37.5%	9.6%	14.2%	31,232	39.5%	29,905	38.9%	4.4%	14.7%
Operating expenses	6,238	27.7%	5,791	26.3%			22,671	28.7%	21,815	28.4%
Other operative expenses, net	119	0.5%	174	0.8%			(56)	-0.1%	82	0.1%
Operative equity method (gain) loss in associates (3)	14	0.1%	31	0.1%			55	0.1%	188	0.2%
Operating income (4)	2,695	12.0%	2,273	10.3%	18.6%	20.6%	8,561	10.8%	7,820	10.2%	9.5%	18.7%
Depreciation, amortization & other operating non-cash charges	1,118	5.0%	1,113	5.0%			4,407	5.6%	4,652	6.1%
Operating cash flow (4)(5)	3,813	17.0%	3,385	15.4%	12.6%	15.9%	12,968	16.4%	12,472	16.2%	4.0%	13.6%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 and 15 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 31 of 35

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-21	Dec-20	% Var.
Current Assets
Cash, cash equivalents and marketable securities	47,248	43,497	9%
Total accounts receivable	13,014	11,523	13%
Inventories	11,960	9,727	23%
Other current assets	8,142	7,693	6%
Total current assets	80,364	72,440	11%
Non-Current Assets
Property, plant and equipment	113,827	109,551	4%
Accumulated depreciation	(51,644)	(50,091)	3%
Total property, plant and equipment, net	62,183	59,460	5%
Right of use assets	1,472	1,278	15%
Investment in shares	7,494	7,623	-2%
Intangible assets and other assets	102,174	103,971	-2%
Other non-current assets	17,880	18,294	-2%
Total Assets	271,567	263,066	3%

Liabilities & Equity	Dec-21	Dec-20	% Var.
Current Liabilities
Short-term bank loans and notes payable	2,453	5,017	-51%
Suppliers	22,745	17,195	32%
Short-term leasing Liabilities	614	560
Other current liabilities	20,409	20,073	2%
Total current liabilities	46,221	42,845	8%
Non-Current Liabilities
Long-term bank loans and notes payable	83,329	82,461	1%
Long Term Leasing Liabilities	891	746
Other long-term liabilities	13,554	14,557	-7%
Total liabilities	143,995	140,609	2%
Equity
Non-controlling interest	6,022	5,583	8%
Total controlling interest	121,550	116,874	4%
Total equity	127,572	122,457	4%
Total Liabilities and Equity	271,567	263,066	3%

	December 31, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	53.5%	9.5%	7.5%
U.S. Dollars	27.9%	14.6%	2.6%
Colombian Pesos	1.7%	0.0%	5.9%
Brazilian Reals	14.7%	55.6%	8.7%
Uruguayan Pesos	1.7%	0.0%	6.6%
Argentine Pesos	0.6%	0.0%	41.0%
Total Debt	100%	15.2%	6.4%

(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	FY 2021	FY 2020	Δ%

Net debt including effect of hedges (1)(3)	35,243	42,194	-16.5%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.91	1.13
Operating cash flow/ Interest expense, net (1)	7.39	5.46
Capitalization (2)	40.7%	42.7%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 32 of 35

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2021					4Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	337.6	21.3	67.7	31.6	458.1	322.1	17.0	65.0	27.9	432.0	6.0%
Guatemala	32.5	0.9	-	2.0	35.3	28.8	0.9	-	1.3	31.0	14.1%
CAM South	31.9	1.7	0.1	4.6	38.4	27.2	1.3	0.1	3.4	32.0	19.8%
Mexico and Central America	401.9	23.9	67.8	38.2	531.8	378.1	19.3	65.1	32.6	495.0	7.4%
Colombia	66.9	8.7	3.8	6.9	86.2	60.8	5.0	4.1	4.2	74.2	16.2%
Brazil (3)	234.8	16.6	2.3	18.5	272.1	239.2	16.0	2.8	17.4	275.4	-1.2%
Argentina	38.2	4.0	1.2	3.8	47.2	35.9	3.0	1.8	3.9	44.6	5.8%
Uruguay	12.1	1.6	-	0.4	14.0	11.6	1.3	-	0.2	13.1	7.2%
South America	352.0	30.8	7.3	29.5	419.6	347.6	25.2	8.8	25.7	407.2	3.0%
TOTAL	753.9	54.7	75.1	67.7	951.3	725.6	44.5	73.8	58.2	902.2	5.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2021				4Q 2020				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,871.3	154.7	226.4	2,252.4	1,726.9	124.5	190.4	2,041.8	10.3%
Guatemala	250.2	8.5	20.0	278.6	206.0	9.2	12.8	228.1	22.1%
CAM South	225.2	11.3	48.8	285.4	177.4	8.9	30.4	216.7	31.7%
Mexico and Central America	2,346.7	174.5	295.2	2,816.4	2,110.4	142.6	233.6	2,486.6	13.3%
Colombia	455.2	93.8	66.9	615.9	375.9	56.5	36.0	468.5	31.5%
Brazil (3)	1,470.8	147.2	205.3	1,823.2	1,402.9	135.8	175.8	1,714.4	6.3%
Argentina	188.5	25.3	28.6	242.5	156.3	16.5	24.7	197.6	22.7%
Uruguay	56.4	6.3	3.5	66.2	50.7	4.9	1.9	57.5	15.2%
South America	2,170.9	272.7	304.3	2,747.9	1,985.7	213.8	238.5	2,438.0	12.7%
TOTAL	4,517.6	447.2	599.5	5,564.3	4,096.1	356.3	472.1	4,924.5	13.0%

Revenues
Expressed in million Mexican Pesos	4Q 2021	4Q 2020	Δ%
Mexico	24,857	22,160	12.2%
Guatemala	2,927	2,425	20.7%
CAM South	3,007	2,487	20.9%
Mexico and Central America	30,792	27,073	13.7%
Colombia	4,146	3,202	29.5%
Brazil (4)	14,558	16,065	-9.4%
Argentina	2,640	1,799	46.7%
Uruguay	1,137	977	16.4%
South America	22,481	22,043	2.0%
TOTAL	53,273	49,116	8.5%

(3)	Volume and transactions in Brazil do not include beer.

(4)	Brazil includes beer revenues of Ps.1,429.4 million for the fourth quarter of 2021 and Ps.4,065.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(1)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 33 of 35

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2021					FY 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,304.0	82.3	281.4	122.3	1,790.0	1,295.6	70.2	281.8	111.6	1,759.2	1.8%
Guatemala	120.3	3.8	-	7.2	131.3	106.6	3.2	-	4.3	114.1	15.1%
CAM South	113.5	6.4	0.5	16.2	136.6	99.9	5.2	0.5	12.7	118.3	15.4%
Mexico and Central America	1,537.8	92.5	282.0	145.6	2,057.9	1,502.1	78.6	282.3	128.6	1,991.6	3.3%
Colombia	234.6	26.7	15.1	21.6	297.9	208.4	16.7	16.5	13.2	254.8	16.9%
Brazil (3)	786.3	48.4	7.9	60.6	903.2	755.5	46.8	9.6	51.0	862.9	4.7%
Argentina	125.1	11.8	5.4	13.1	155.4	108.2	9.7	5.8	10.1	133.8	16.2%
Uruguay	37.7	4.9	-	0.8	43.4	36.7	4.0	-	0.5	41.2	5.2%
South America	1,183.7	91.8	28.3	96.2	1,399.9	1,108.8	77.2	32.0	74.8	1,292.7	8.3%
TOTAL	2,721.4	184.3	310.3	241.8	3,457.8	2,610.9	155.8	314.3	203.4	3,284.3	5.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2021				FY 2020				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	7,105.8	604.8	859.0	8,569.5	6,915.6	521.6	765.4	8,202.6	4.5%
Guatemala	922.5	39.1	73.5	1,035.2	748.7	33.1	37.8	819.6	26.3%
CAM South	797.7	41.7	165.8	1,005.3	656.9	33.4	125.9	816.2	23.2%
Mexico and Central America	8,826.0	685.6	1,098.4	10,610.0	8,321.2	588.2	929.1	9,838.4	7.8%
Colombia	1,557.1	289.6	199.5	2,046.2	1,256.3	200.2	116.2	1,572.8	30.1%
Brazil (3)	4,798.5	419.5	648.6	5,866.6	4,319.3	390.9	498.1	5,208.3	12.6%
Argentina	599.3	71.7	94.8	765.8	474.8	53.7	64.6	593.1	29.1%
Uruguay	175.0	18.6	8.5	202.1	162.9	16.6	5.6	185.1	9.2%
South America	7,130.0	799.4	951.5	8,880.9	6,213.3	661.4	684.6	7,559.2	17.5%
TOTAL	15,956.0	1,485.1	2,049.9	19,490.9	14,534.5	1,249.6	1,613.6	17,397.7	12.0%

Revenues
Expressed in million Mexican Pesos	FY 2021	FY 2020	Δ%
Mexico	94,762	87,833	7.9%
Guatemala	10,535	9,328	12.9%
CAM South	10,497	9,622	9.1%
Mexico and Central America	115,794	106,783	8.4%
Colombia	14,180	12,049	17.7%
Brazil (4)	53,051	56,191	-5.6%
Argentina	8,408	5,468	53.8%
Uruguay	3,371	3,124	7.9%
South America	79,010	76,831	2.8%
TOTAL	194,804	183,615	6.1%

(3)	Volume and transactions in Brazil do not include beer.

(4)	Brazil includes beer revenues of Ps. 10,677.2 million for the full year of 2021 and Ps. 15,228.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-once servings) and, when applied to soda fountains, refers to volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 34 of 35

COCA-COLA FEMSA
MACROECONOMIC INFORMATION
Inflation (1)
	4Q21	FY
Mexico	2.42%	7.36%
Colombia	1.54%	5.62%
Brazil	3.80%	10.06%
Argentina	11.07%	50.94%
Costa Rica	2.02%	3.30%
Panama	0.62%	2.60%
Guatemala	1.42%	3.07%
Nicaragua	3.45%	7.21%
Uruguay	1.28%	7.96%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q21	4Q20	Δ%	FY 21	FY 20	Δ%
Mexico	20.75	20.63	0.6%	20.28	21.49	-5.6%
Colombia	3,879.98	3,662.52	5.9%	3,744.25	3,695.27	1.3%
Brazil	5.58	5.40	3.5%	5.40	5.16	4.6%
Argentina	100.50	80.08	25.5%	102.72	84.15	22.1%
Costa Rica	638.48	609.08	4.8%	624.10	588.29	6.1%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.73	7.79	-0.8%	7.74	7.72	0.2%
Nicaragua	35.43	34.72	2.1%	35.17	34.34	2.4%
Uruguay	43.98	42.60	3.2%	43.55	42.01	3.7%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-21	Dec-20	Δ%	Sep-21	Sep-20	Δ%
Mexico	20.58	19.95	3.2%	20.60	22.46	-8.3%
Colombia	3,981.16	3,432.50	16.0%	3,834.68	3,878.94	-1.1%
Brazil	5.58	5.20	7.3%	5.44	5.64	-3.6%
Argentina	102.72	84.15	22.1%	98.74	76.18	29.6%
Costa Rica	645.25	617.30	4.5%	629.71	606.68	3.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.79	-0.9%	7.73	7.79	-0.7%
Nicaragua	35.52	34.82	2.0%	35.34	34.60	2.2%
Uruguay	44.70	42.34	5.6%	42.94	42.58	0.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2021 Results February 24, 2022	Page 35 of 35